SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
RULE 13a-16 OR 15d-16
OF THE
SECURITIES EXCHANGE ACT OF 1934

May 3, 2002

ČEZ, a. s.

(Translation of registrant's name into English)

c/o Jungmannova 29
111 48 Prague 1
Czech Republic

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________.

The following information was filed by ČEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

Copy of the advertisement for the general and extraordinary meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2002

ČEZ, a. s.

By ______________________

Name: Libuše Látalová

Title: Head of Debt Administration Dept.

Extraordinary General Meeting of Shareholders

Notice is hereby given of the Extraordinary Meeting of Shareholders of ČEZ, a. s., Jungmannova 29/35, 111 48 Prague 1, ID 45274649, tax ID 001-45274649 entered in the Commercial Register administered by the Regional Commercial Court for Prague, Section B, Folio No. 1581.

The meeting is called by the Board of Directors by request dated April 24, 2002 of the National Property Fund of Czech Republic, ID 41692918, domicile: Prague 2, Rašínovo náměstí 42, Post Code 128 00 according to the provision § 181 article 1 and 2 of Commercial Code and article No. 9, section No. 7 of the Articles of Association of the company.

The meeting will be held at 10.00 a.m. on Monday, May 20, 2002 at Tereziánský sál Benediktinského arciopatství sv. Vojtěcha a sv. Markéty , Markétská 28/1, 169 01 Prague 6.

The agenda follows:

1. Opening, election of a Chairman of the meeting, a minute clerk, scrutineers and record authenticators.
2. The approval for the Board of Directors to sell certain percentage of shares owned in company ČEPS..
3. The approval for the Board of Directors to buy certain percentage of shares in regional distribution companies (REAS).
4. Closing.

The decisive day for attendance at the General Meeting will be May 14, 2002. The general Meeting may be attended by a shareholder who is registered by May 14, 2002 in the Czech central registry of securities as an owner of the Company's shares. The registration of orders for changes in ownership of the shares in the legal evidence of securities will be suspended from May 15 to May 20, 2002.

The registration of shareholders will start at 9:00 a.m.

Shareholders who are individuals shall prove their identities by presenting identity cards. Proxies shall identify themselves with a power of attorney bearing an officially verified signature. Representatives of legal entities shall identify themselves by presenting a document verifying the existence of such legal entity. Proxies of shareholders which are legal entities shall identify themselves by presenting officially verified powers of attorney.
Shareholders who are non-residents shall identify themselves by passports, proxies of such non-residents shall identify themselves by an officially verified power of attorney. Shareholders who are non-resident legal entities shall identify themselves by a document verifying the existence of such legal entity, and if the shareholder is not its statutory body also by an officially verified power of attorney.
If the Czech Republic does not have an agreement on legal assistance with the country where a shareholder has its permanent residence or seat, documents proving the identity of such shareholder or its proxy must be super legalized or provided by apostille.

Personal costs connected with the attendance at the Meeting are borne by each shareholder.

Board of Directors of ČEZ, a. s.

Ordinary General Meeting of Shareholders

Notice is hereby given of the Annual Meeting of Shareholders of ČEZ, a. s., Jungmannova 29/35, 111 48 Prague 1, ID 45274649, tax ID 001-45274649 entered in the Commercial Register administered by the Regional Commercial Court for Prague, Section B, Folio No. 1581.

The Meeting will be held at 10.00 a.m. on Tuesday, June 11, 2002 at the hotel Dorint Don Giovanni, Prague 3, Vinohradská 157a.

The agenda follows:

1. Opening, election of a Chairman of the meeting, a minute clerk, scrutineers and record authenticators.
2. The report on the activities of the company and the status of its assets.
3. The report of the Supervisory Board.
4. The approval of company's financial statements as of December 31, 2001.
5. The decision on the allocation of the profit, including the decision on dividend.
6. The change to the Articles of Association.
7. The resolution to issue the Notes.
8. The approval of the funds for sponsorship.
9. The changes in the supervisory board of the company.
10. Compensation of directors and officers.
11. Closing.

The decisive day for attendance at the General Meeting will be June 5, 2002. The general Meeting may be attended by a shareholder who is registered by June 5, 2002 in the Czech central registry of securities as an owner of the Company's shares. The registration of orders for changes in ownership of the shares in the legal evidence of securities will be suspended from June 6 to June 11, 2002.

The proposed changes to the Articles of Association:

The basic change lies in the amendment of business activities of the company, in the acting on behalf of the company and in the introduction of the amendment of the Commercial Code No. 501/2001 Coll.

The registration of shareholders will start at 9.00 a.m.

Shareholders who are individuals shall prove their identities by presenting identity cards. Proxies shall identify themselves with a power of attorney bearing an officially verified signature. Representatives of legal entities shall identify themselves by presenting a document verifying the existence of such legal entity. Proxies of shareholders which are legal entities shall identify themselves by presenting officially verified powers of attorney.
Shareholders who are non-residents shall identify themselves by passports, proxies of such non-residents shall identify themselves by an officially verified power of attorney. Shareholders who are non-resident legal entities shall identify themselves by a document verifying the existence of such legal entity, and if the shareholder is not its statutory body also by an officially verified power of attorney.
If the Czech Republic does not have an agreement on legal assistance with the country where a shareholder has its permanent residence or seat, documents proving the identity of such shareholder or its proxy must be super legalized or provided by apostille.

Main audited Financial Results (in millions CZK) as of December 31, 2001:

Total net assets	202,373	Total capital & liabilities	202,373
Fixed net assets	174,453	Capital	123,897
Current net assets	24,230	Liabilities	76,446
Other net assets - temporary accounts	3,690	Other liabilities - temp. accounts	2,030

Total revenues	57,868
Total expenses	48,491
Profit before income taxes	9,377
Net profit for the accounting period	6,434

The financial statements and the report on interconnected persons are also available in working days from 8.00 a.m. to 4.00 p.m. in the period from May 10 to June 11, 2002 at the headquarters of the company i. e. in Prague 1, Jungmannova 29/35.

Personal costs connected with the attendance at the Meeting are borne by each shareholder.

Board of Directors of ČEZ, a. s.

Elektrárenská společnost ČEZ

Oznámení o konání mimořádné valné hromady

Představenstvo akciové společnosti
ČEZ, a. s.,
se sídlem v Praze 1, Jungmannova 29/35, PSČ 111 48,
IČ: 45 27 46 49, DIČ: 001 - 45 27 46 49,
zapsané v obchodním rejstříku vedeném Městským soudem v Praze, oddíl B, vložka 1581,
svolává
v souladu s ustanovením § 181 odst. 1 a 2 obchodního zákoníku a článku 9 odst. 7 stanov společnosti, na základě žádosti akcionáře – Fondu národního majetku České republiky, IČ: 41 69 29 18, sídlo: Praha 2, Rašínovo nábřeží 42, PSČ 128 00 – doručené dne 24. dubna 2002,
mimořádnou valnou hromadu,
která se bude konat dne 20. května 2002 od 10.00 hod.,
v Tereziánském sále Benediktinského arciopatství sv. Vojtěcha a sv. Markéty (břevnovský klášter), Markétská 28/1, 169 01 Praha 6.

Pořad jednání:

1. Zahájení, volba předsedy valné hromady, zapisovatele, skrutátorů a ověřovatelů zápisu.
2. Udělení souhlasu představenstvu společnosti k prodeji určitého akciového podílu ve společnosti ČEPS, a.s.
3. Rozhodnutí o koupi určitého akciového podílu v regionálních elektroenergetických distribučních společnostech.
4. Závěr.

Rozhodným dnem k účasti na mimořádné valné hromadě je 14. květen 2002. Mimořádné valné hromady se může zúčastnit akcionář, který je registrován ve Středisku cenných papírů jako majitel akcií společnosti k tomuto dni. Na dobu od 15. května do 20. května 2002, včetně, bude pozastaven výkon práva akcionářů společnosti nakládat s akciemi.

Registrace akcionářů bude zahájena v 9.00 hod. v místě konání mimořádné valné hromady.

Akcionáři – fyzické osoby – se prokazují předložením průkazu totožnosti. Zmocněnci se prokáží plnou mocí s úředně ověřeným podpisem. Zástupce právnické osoby se prokazuje dokladem osvědčujícím existenci právnické osoby. Zmocněnci akcionářů – právnických osob – se prokáží navíc úředně ověřenou plnou mocí.
Pokud je akcionář zahraniční fyzická osoba, prokazuje se pasem; jeho zmocněnec se prokazuje úředně ověřenou plnou mocí. Pokud je akcionář zahraniční právnická osoba, prokazuje se navíc ověřeným dokladem osvědčujícím existenci právnické osoby, a pokud není jejím statutárním orgánem, rovněž úředně ověřenou plnou mocí.
Doklady, kterými se tento akcionář nebo jeho zmocněnec prokazuje, musí být superlegalizovány, nebo opatřeny ověřením (apostillou), pokud Česká republika nemá uzavřenu dohodu o právní pomoci se zemí, v níž má akcionář trvalé bydliště nebo sídlo.

Náklady spojené s účastí na mimořádné valné hromadě si hradí akcionáři.

Představenstvo ČEZ, a. s.

OZNÁMENÍ O KONÁNÍ ŘÁDNÉ VALNÉ HROMADY

Představenstvo akciové společnosti ČEZ, a. s., se sídlem v Praze 1, Jungmannova 29/35, PSČ 111 48 IČ: 45 27 46 49, DIČ: 001 - 45 27 46 49, zapsané v obchodním rejstříku vedeném Městským soudem v Praze, oddíl B, vložka 1581, svolává řádnou valnou hromadu, která se bude konat dne 11. června 2002 od 10.00 hod. v konferenčním sále Don Giovanni, v hotelu Dorint Don Giovanni Prague, 130 61 Praha 3, Vinohradská 157 a.

Pořad jednání:

1. Zahájení, volba předsedy valné hromady, zapisovatele, skrutátorů a ověřovatelů zápisu
2. Zpráva o podnikatelské činnosti společnosti a stavu jejího majetku
3. Zpráva dozorčí rady
4. Schválení účetní závěrky za rok 2001 (ČEZ, a. s., a konsolidované)
5. Rozhodnutí o rozdělení zisku, včetně rozhodnutí o výplatě dividend a tantiém
6. Rozhodnutí o změně stanov společnosti
7. Rozhodnutí o vydání dluhopisů
8. Rozhodnutí o objemu finančních prostředků pro poskytnutí sponzorských darů
9. Rozhodnutí o změnách ve složení dozorčí rady společnosti
10. Rozhodnutí o odměnách členů orgánů společnosti
11. Závěr

Rozhodným dnem k účasti na valné hromadě je 5. červen 2002. Valné hromady se může zúčastnit akcionář, který je registrován ve Středisku cenných papírů jako majitel akcií společnosti k tomuto dni. Na dobu od 6. června do 11. června 2002, včetně, bude pozastaven výkon práva akcionářů společnosti nakládat s akciemi.

Charakteristika podstaty navrhovaných změn stanov:

• podstatou změny stanov je úprava předmětu podnikání, změna způsobu jednání jménem společnosti a aplikace novely obchodního zákoníku č. 501/2001 Sb.

Návrh změny stanov je k nahlédnutí všem akcionářům v sídle společnosti v Praze 1, Jungmannova 29/35, na vývěsce ve vstupní hale budovy, a to od 10. května 2002 do dne konání valné hromady, v pracovních dnech od 8 do 16 hod. Akcionáři mají právo vyžádat si zaslání kopie návrhu změn stanov na svůj náklad a nebezpečí.

Registrace akcionářů bude zahájena v 9.00 hod. v místě konání valné hromady.
Akcionáři - fyzické osoby - se prokazují předložením průkazu totožnosti. Zmocněnci se prokáží plnou mocí s úředně ověřeným podpisem. Zástupce právnické osoby se prokazuje dokladem osvědčujícím existenci právnické osoby. Zmocněnci akcionářů - právnických osob - se prokáží navíc úředně ověřenou plnou mocí
Pokud je akcionář zahraniční fyzická osoba, prokazuje se pasem; jeho zmocněnec se prokazuje úředně ověřenou plnou mocí.
Pokud je akcionář zahraniční právnická osoba, prokazuje se navíc ověřeným dokladem osvědčujícím existenci právnické osoby, a pokud není jejím statutárním orgánem, rovněž úředně ověřenou plnou mocí.
Doklady, kterými se tento akcionář nebo jeho zmocněnec prokazuje, musí být superlegalizovány, nebo opatřeny ověřením (apostillou), pokud Česká republika nemá uzavřenu dohodu o právní pomoci se zemí, v níž má akcionář trvalé bydliště nebo sídlo.

Hlavní údaje řádné účetní závěrky za rok 2001 (v mil. Kč):

aktiva celkem netto	202 373	pasiva celkem	202 373	výnosy celkem	57 868
stálá aktiva netto	174 453	vlastní kapitál	123 897	náklady celkem	48 491
oběžná aktiva netto	24 230	cizí zdroje	76 446	zisk před zdaněním	9 377
ostatní aktiva netto	3 690	ostatní pasiva	2 030	zisk po zdanění	6 434

Účetní závěrka a zpráva o propojených osobách je k nahlédnutí všem akcionářům společnosti v sídle společnosti, v Praze 1, Jungmannova 29/35, na vývěsce ve vstupní hale budovy, a to od 10. května 2002 do dne konání valné hromady, v pracovních dnech od 8 do 16 hod.

Náklady spojené s účastí na valné hromadě si hradí akcionáři.

Představenstvo ČEZ, a. s.